Exhibit 99.1
REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523
FOR IMMEDIATE RELEASE
Federal Signal Corporation Announces Third Quarter Earnings of $.31 per share from
Continuing Operations
—Q3 Highlights—
•	Orders decline 5% due to weaker US municipal markets

•	Reported EPS includes tax benefit from sale/leaseback and also includes charge to terminate significant contract

•	Successful asset sales reduced net debt to $228 million, a 14-year low
Oak Brook, Ill., October 30, 2008 — Federal Signal Corporation (NYSE: FSS), a leader in advancing security and well-being, today reported net income from continuing operations of $14.8 million, or $.31 per share, for the third quarter of 2008 on net sales of $227 million. For the same period of 2007, the Company earned $10.2 million from continuing operations, or $.21 per share, on net sales of $229 million. The year-over-year increase in net income from continuing operations was due to an $8.2 million benefit arising from the use of tax loss carry forwards on the sale/leaseback of two production facilities. Partly offsetting this item was an adverse $3.4 million after-tax charge to settle a dispute and write off assets associated with a contract to install a parking system at the Dallas/Ft. Worth airport, and the absence of a $1.2 million after-tax favorable excise tax settlement received in the prior year.
William Osborne, president and chief executive officer, stated, “Despite operating in a challenging market environment, Federal Signal delivered improved performance during the third quarter. Our order intake softened, principally in our municipal markets, where we are continuing to experience weak demand for some of our more mature product lines. We are seeing particular weakness in the U.S. coastal states, including California and Florida. International business was flat with the prior year, but we are increasingly concerned with the outlook for the global economy. We are taking steps to realign resources and control discretionary spending during these uncertain times.
“Our aggressive debt reduction has positioned the Company well. Since January 1, we have reduced net debt by $186 million, leaving us ample committed credit lines with a strong bank group. We have accomplished this while at the same time increasing pension contributions and investing capital to expand facilities with strong markets and backlog. During the quarter, we completed the expansion of our Bronto plant, and began construction of a 40% capacity addition at our Vactor/Guzzler plant in Streator, Illinois. Our strong balance sheet and diverse market participation position us to weather the current economic turmoil and grow profitability over the long term.”

The Company recorded third quarter net income including discontinued operations of $14.2 million, compared to $4.5 million of net income in the prior year period. The prior year results included a $5.7 million loss primarily related to discontinued operations of E-ONE. On August 5, 2008 the Company announced the sale of its E-ONE subsidiary.
Cash flow from operations totaled $129.3 million for the first nine months, significantly above $44.3 million in the prior year. The increase is primarily the result of the sale or liquidation of the majority of the Company’s financial services assets during the quarter.
GROUP RESULTS
Safety and Security Systems
•
Orders declined 2% from the prior year period to $87 million. Non-U.S. orders increased 17% as a result of improvements from all business units including the addition of orders for PIPS automated license plate recognition (ALPR) systems, which was acquired in August of 2007. US orders were down 14% from the prior year due to decreased demand for police lightbars and sirens, outdoor warning devices and parking and revenue control systems.

•
Net sales declined 4% from the third quarter of 2007 due to the wind-down of deliveries against the large parking systems projects, reduced demand for U.S. police products and disruptions in shipments from the Houston-based hazardous lighting plant associated with the impact of Hurricane Ike. Offsetting the decline somewhat were increased sales of ALPR cameras.

•
Operating income of $8.3 million was down $4.4 million from the prior year due to the settlement and asset write-off of the DFW contract of $6.0M and the $.4 million impact of Hurricane Ike which was somewhat offset by increased sales of higher margin ALPR cameras. Excluding the impact of the DFW settlement, Q3 operating margins averaged 15.7%.

Fire Rescue
•
Orders for Bronto aerial devices increased from the prior year, but total dollars declined because of a generally lower-priced mix. In general, demand for work platforms from European industrial and rental companies remains below prior year, offset by growth in other global markets. Quarter-end backlog of $175 million remained 32% above prior year.

•
Net sales of $29 million rose 13% from the prior year period as a result of the relatively stronger Euro. Bronto has completed the 40% capacity expansion and is in the process of ramping up production to help meet the increased demand.

•
Operating income of $1.2 million was down $1.7 million from 2007. Operating income and margin declined as higher component costs and a high level of subcontracting impacted gross margins for the quarter. Costs associated with transition to the expanded plant, higher promotion and launch costs associated with the next generation product range and higher bad debt from a failed UK dealer also affected results for the period. The benefits of the plant capacity expansion are expected to reduce fourth quarter production costs as subcontractor costs are being eliminated.

Environmental Solutions
•
Orders totaled $95 million, down 7% from the prior year quarter. Orders in the US municipal and government markets were down 13% due to weakening sweeper and sewer cleaner orders. Orders in the industrial market were up 5% primarily as a result of increases in industrial vacuums and the Jetstream rental business. Quarter-end backlog totaled $110 million, essentially flat with the prior year quarter.

•
Net sales of $108 million remained relatively flat compared to the prior year as lower sweeper sales were offset by increased sales for sewer cleaners and industrial vacuums and higher prices. Additionally, the group’s Jetstream water blaster operation in Houston was disrupted due to the impact of Hurricane Ike.

•
Operating income of $9.1 million was down $.4 million from the prior year as a result of the absence of a favorable $1.8 million excise tax settlement which occurred in 2007, and the $.4 million adverse impact of Hurricane Ike. Largely offsetting were reduced operating expenses, due in part to lower incentive compensation expense.

OTHER
•
Third quarter corporate expense totaled $5.8 million, an increase of $.3 million from the prior year quarter. The increase is the result of higher legal costs associated with hearing loss litigation and costs associated with the leadership change, offset by lower incentive and stock compensation expense and other cost containment actions.

•
The third quarter effective tax rate was (71.5)% versus 21.1% in 2007. The negative tax rate reflects a tax benefit of $8.2 million for the utilization of capital loss carry forwards triggered by the sale leaseback transactions for two US based manufacturing facilities.

•
At quarter-end, manufacturing debt net of cash totaled $228 million, down from $414 million at the beginning of the year. The company had $60.1 million drawn against its $250 million revolving credit facility, which matures in April of 2012.

CONFERENCE CALL
Federal Signal will host its second quarter conference call on Thursday, October 30 at 11:00 a.m. Eastern Time to highlight results of the quarter. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com. A replay accessible from this company website will be available shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) is a leader in advancing security and well-being for communities and workplaces around the world. The company designs and manufactures a suite of products and integrated solutions for municipal, governmental, industrial and airport customers. Federal Signal’s portfolio of trusted, high-priority products include Bronto aerial devices, Elgin and Ravo street sweepers, Federal Signal safety and security systems, Guzzler industrial vacuums, Jetstream waterblasters and Vactor sewer cleaners. Federal Signal was founded in 1901 and is based in Oak Brook, Illinois. http://www.federalsignal.com

This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
INVESTOR CONTACT: Stephanie Kushner, +1.630.954.2000, skushner@federalsignal.com
# # # # #

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	QTR	QTR	YTD	YTD
Quarter Sept 30:	September 30	September 30	September 30	September 30
($ in millions, except per share data)	2008	2007	2008	2007
Net Sales	$226.5	$228.5	$709.0	$684.7
Cost of sales	(167.6)	(164.4)	(522.3)	(498.0)
Operating expenses	(46.1)	(44.5)	(142.5)	(127.7)

Operating income	12.8	19.6	44.2	59.0
Interest expense	(4.1)	(6.4)	(16.4)	(18.2)
Other expense	(0.1)	(0.3)	(1.9)	(1.0)

Income before income taxes	8.6	12.9	25.9	39.8
Income tax benefit (expense)	6.2	(2.7)	1.2	(10.1)

Income from continuing operations	14.8	10.2	27.1	29.7
(Loss) gain from discontinued operations and disposal, net of tax	(0.6)	(5.7)	(111.2)	16.5

Net income (loss)	$14.2	$4.5	$(84.1)	$46.2

Gross margin	26.0%	28.1%	26.3%	27.3%
Operating margin	5.7%	8.6%	6.2%	8.6%
Effective tax rate	(71.5%)	21.1%	(4.9%)	25.4%

Diluted earnings per share:
Earnings from continuing operations	$0.31	$0.21	$0.57	$0.62
(Loss) earnings from discontinued operations and disposal, net of tax	(0.01)	(0.12)	(2.33)	0.35

Earnings (loss) per share	$0.30	$0.09	$(1.76)	$0.97

Average common shares outstanding	47.6	47.8	47.7	47.9

	QTR	QTR	YTD	YTD
Group results:	September 30	September 30	September 30	September 30
($ in millions)	2008	2007	2008	2007
Safety and Security Systems Group:
Orders	$86.7	$88.5	$281.2	$279.5
Net Sales	90.4	94.4	276.0	269.0
Operating Income	8.3	12.7	27.5	36.4
Operating Margin	9.2%	13.5%	10.0%	13.5%
Backlog			$61.8	$71.7

Fire Rescue Group:
Orders	$34.7	$36.5	$138.5	$136.3
Net Sales	28.6	25.2	95.5	76.4
Operating Income	1.2	2.9	7.6	8.3
Operating Margin	4.2%	11.5%	8.0%	10.9%
Backlog			$174.8	$132.4

Environmental Solutions Group:
Orders	$95.0	$102.7	$310.4	$321.3
Net Sales	107.5	108.9	337.5	339.3
Operating Income	9.1	9.5	30.0	30.8
Operating Margin	8.5%	8.7%	8.9%	9.1%
Backlog			$110.4	$111.4

Corporate operating expenses	$(5.8)	$(5.5)	$(20.9)	$(16.5)

Total Operating Income	$12.8	$19.6	$44.2	$59.0

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30	December 31
($ in millions)	2008	2007
ASSETS
Manufacturing activities:
Current assets
Cash and cash equivalents	$15.8	$12.5
Accounts receivable, net of allowances for doubtful accounts of $2.4 million and $3.8 million, respectively	141.9	147.8
Inventories	134.8	121.8
Other current assets	50.3	28.6

Total current assets	342.8	310.7
Properties and equipment, net	64.0	59.6
Other assets
Goodwill	341.2	344.7
Intangible assets, net of accumulated amortization	58.0	65.2
Deferred charges and other assets	8.3	7.2

Total manufacturing assets	814.3	787.4
Assets of discontinued operations	10.5	231.8
Financial services activities — Lease financing and other receivables, net of allowances for doubtful accounts of $3.1 million and $3.6 million, respectively	11.0	146.8

Total assets	$835.8	$1,166.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Manufacturing activities:
Current liabilities
Short-term borrowings	$1.7	$2.6
Current portion of long-term borrowings	25.1	45.4
Accounts payable	60.8	66.2
Accrued Liabilities
Compensation and withholding taxes	20.7	26.8
Customer deposits	22.6	17.7
Other	55.7	53.6

Total current liabilities	186.6	212.3
Long-term borrowings	207.0	240.7
Long-term pension and other liabilities	47.7	32.3
Deferred income taxes	18.6	25.2

Total manufacturing liabilities	459.9	510.5
Liabilities of discontinued operations	17.6	72.8
Financial services activities — Borrowings	10.1	137.4

Total liabilities	487.6	720.7
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 49.3 million and 49.4 million shares issued, respectively	49.3	49.4
Capital in excess of par value	105.4	103.2
Retained earnings	240.8	333.8
Treasury stock, 1.9 and 1.5 million shares, respectively, at cost	(36.1)	(30.1)
Accumulated other comprehensive (loss) income:
Foreign currency translation, net	12.7	15.9
Net derivative loss, cash flow hedges, net	(0.3)	(2.0)
Unrecognized pension and postretirement losses, net	(23.6)	(24.9)

Total	(11.2)	(11.0)

Total shareholders’ equity	348.2	445.3

Total liabilities and shareholders’ equity	$835.8	$1,166.0

Supplemental data:
Manufacturing debt	$233.8	$288.7
Debt-to-capitalization ratio:
Manufacturing	40.0%	40.0%
Financial services	92.0%	94.0%
Net Debt/Cap Ratio	38.6%	38.8%

Net Debt/Cap Ratio = manufacturing debt-to-capitalization ratio, net of cash

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended
	September 30,
	2008	2007
	($ in millions)
Operating activities
Net (loss) income	$(84.1)	$46.2
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Loss (gain) on discontinued operations and disposal	111.2	(16.5)
Depreciation and amortization	12.1	8.8
Stock based compensation expense	2.1	3.9
Lease financing and other receivables	135.7	21.7
Pension contributions	(8.2)	(6.2)
Working capital (1)	(13.3)	(16.6)
Other	(6.6)	20.1

Net cash provided by continuing operating activities	148.9	61.4
Net cash used for discontinued operating activities	(19.6)	(17.1)

Net cash provided by operating activities	129.3	44.3

Investing activities
Purchases of properties and equipment	(18.9)	(14.5)
Proceeds from sales of properties, plant and equipment	35.8	—
Payments for acquisitions, net of cash acquired	—	(139.2)
Other, net	0.8	(2.0)

Net cash provided by (used for) continuing investing activities	17.7	(155.7)
Net cash provided by discontinued investing activities	54.5	61.2

Net cash provided by (used for) investing activities	72.2	(94.5)

Financing activities
Decrease in short-term borrowings, net	(1.4)	(26.5)
(Payments on) proceeds from long-term borrowings, net	(182.1)	92.7
Purchases of treasury stock	(6.0)	—
Cash dividends paid to shareholders	(8.6)	(8.6)
Other, net	(0.1)	(0.2)

Net cash (used for) provided by continuing financing activities	(198.2)	57.4

Net cash (used for) provided by financing activities	(198.2)	57.4

Effects of foreign exchange rate changes on cash	—	0.6
Increase in cash and cash equivalents	3.3	7.8
Cash and cash equivalents at beginning of period	12.5	15.7

Cash and cash equivalents at end of period	$15.8	$23.5

(1)	Working capital is composed of net accounts receivable, inventories, accounts payable and customer deposits.